UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated December 23, 2008, reporting of repurchasing $0.55 Million par value of its outstanding series a convertible debentures.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems Paid Approximately $0.2 Million for Repurchasing
$0.55 Million Par Value of its Outstanding Series A Convertible
Debentures

Tel Aviv, Israel – December 23, 2008 –Top Image Systems Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of intelligent document recognition, announced today that it has repurchased some of its outstanding Series A convertible debentures. The debentures repurchased had an aggregate par value of 2.08 million NIS (approximately US$ 0.55 million). The debentures were repurchased at an average price of 0.316 NIS (approximately US$0.08) per 1.00 NIS par value unit.

On March 12, 2008, TIS announced that the Company’s Board of Directors had approved the payment of up to US$2.5 million (approximately NIS 9 million) to repurchase outstanding Series A convertible debentures that the Company issued on December 18, 2006 on the Tel Aviv Stock Exchange. Excluding the repurchase reported hereby, the aggregate payments that the Company has made for such repurchases to date are approximatly US$1.2 million.

The Company reports this acquisition in accordance with an instruction issued by The Israel Securities Authority (ISA) under section 36A(b) of the Securities Law, 1968 RE: Disclosing Programs of Repurchase and Repurchases.

Pursuant to the terms of the prospectus governing the Series A convertible debentures, the debentures repurchased will be cancelled and removed from trading on the Tel Aviv Stock Exchange. The remaining Series A convertible debentures in circulation will be unaffected by this transaction.

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

“Safe harbor” statement under the Private Securities Litigation Reform Act of 1995:
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact
Adi Bar-Lev (adi@TopImageSystems.com)
Director of Public and Investor Relations
Top Image Systems Ltd.
Tel: +972 3 767 9114